SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

SAEXPLORATION HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
78636X204
(CUSIP Number)

with a copy to:
Eric M. Albert BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, New York 10017 212-905-5647
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	*see below(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	*see below(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*see below(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IA

 (1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

BlueMountain Capital Management, LLC (“BMCM”) is the investment manager of each of: (i) Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA”), which is the direct owner of 83,705 shares of Common Stock, 79,284 Series C Warrants, 161,996 Series D Warrants, 947,580 Series E Warrants and 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) in the principal amount of $8,854,000 which are convertible, at the option of the holder, into 1,539,826 shares of Common Stock of the Issuer; (ii) BlueMountain Guadalupe Peak Fund L.P. (“BMGP”), which is the direct owner of 4,032 shares of Common Stock, 3,820 Series C Warrants, 7,805 Series D Warrants and 45,964 Series E Warrants; (iii) BlueMountain Kicking Horse Fund L.P. (“BMKH”), which is the direct owner of 3,071 shares of Common Stock, 2,909 Series C Warrants, 5,943 Series D Warrants, 35,005 Series E Warrants and Convertible Notes in the principal amount of $325,000 which are convertible, at the option of the holder, into 56,522 shares of Common Stock of the Issuer; (iv) BlueMountain Summit Trading L.P. (“BMST” and, together with BMCA, BMGP and BMKH, the “Partnerships”), which is the direct owner of 8,009 shares of Common Stock, 7,586 Series C Warrants, 15,499 Series D Warrants, 90,947 Series E Warrants and Convertible Notes in the principal amount of $847,000 which are convertible, at the option of the holder, into 147,304 shares of Common Stock of the Issuer; (v) BlueMountain Timberline Ltd. (“BMT”), which is the direct owner of 2,970 shares of Common Stock, 4,591 Series C Warrants, 9,380 Series D Warrants and 55,124 Series E Warrants; and (vi) BlueMountain Montenvers Master Fund SCA SICAV-SIF (“BMM” and, together with the Partnerships and BMT, the “Funds”), which is the direct owner of 18,668 shares of Common Stock, 17,682 Series C Warrants, 36,127 Series D Warrants, 211,337 Series E Warrants and Convertible Notes in the principal amount of $1,974,000 which are convertible, at the option of the holder, into 343,304 shares of Common Stock of the Issuer. BMCM, although it directs the voting and disposition of the securities held by the Funds, only receives an asset-based fee relating to the securities held by the Funds.

Blue Mountain CA Master Fund GP, Ltd. (“BMCA GP”) is the general partner of BMCA and has an indirect profits interest in the securities beneficially owned by BMCA; (ii) BlueMountain Summit Opportunities GP II, LLC (“BMST GP”) is the general partner of BMST and has an indirect profits interest in the securities beneficially owned by BMST; (iii) BlueMountain Long/Short Credit GP, LLC (“BMGP GP”) is the general partner of BMGP and has an indirect profits interest in the securities beneficially owned by BMGP; (iv) BlueMountain Montenvers GP S.à r.l. (“BMM GP”) is the general partner of BMM and has an indirect profits interest in the securities beneficially owned by BMM; and (v) BlueMountain Kicking Horse Fund GP, LLC (“BMKH GP” and, together with BMCA GP, BMST GP, and BMGP GP, the “General Partners”) is the general partner of BMKH and has an indirect profits interest in the securities beneficially owned by BMKH. BlueMountain GP Holdings, LLC (“GP Holdings”) is the sole owner of each of the General Partners and thus has an indirect profits interest in the securities beneficially owned by the Partnerships. BMCM is the sole owner of BMM GP and thus has an indirect profits interest in the securities beneficially owned by BMM.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Note into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer). Please see Item 3 for a detailed description of the terms of the Convertible Notes.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	*see below(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	*see below(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*see below(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

BlueMountain GP Holdings, LLC (“GP Holdings”) is the sole owner of each of the General Partners (defined below) and thus has an indirect profits interest in the securities beneficially owned by the Partnerships (defined below). (i) Blue Mountain CA Master Fund GP, Ltd. (“BMCA GP”) is the general partner of Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA”) and has an indirect profits interest in the securities beneficially owned by BMCA; (ii) BlueMountain Summit Opportunities GP II, LLC (“BMST GP”) is the general partner of BlueMountain Summit Trading L.P. (“BMST”) and has an indirect profits interest in the securities beneficially owned by BMST; (iii) BlueMountain Long/Short Credit GP, LLC (“BMGP GP”) is the general partner of BlueMountain Guadalupe Peak Fund L.P. (“BMGP”) and has an indirect profits interest in the securities beneficially owned by BMGP; and (iv) BlueMountain Kicking Horse Fund GP, LLC (“BMKH GP” and, together with BMCA GP, BMST GP, and BMGP GP, the “General Partners”) is the general partner of BlueMountain Kicking Horse Fund L.P. (“BMKH” and, together with BMCA, BMGP and BMKH, the “Partnerships”) and has an indirect profits interest in the securities beneficially owned by BMKH.

BMCA is the direct owner of 83,705 shares of Common Stock, 79,284 Series C Warrants, 161,996 Series D Warrants, 947,580 Series E Warrants and 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) in the principal amount of $8,854,000 which are convertible, at the option of the holder, into 1,539,826 shares of Common Stock of the Issuer; (ii) BMGP, is the direct owner of 4,032 shares of Common Stock, 3,820 Series C Warrants, 7,805 Series D Warrants and 45,964 Series E Warrants; (iii) BMKH, is the direct owner of 3,071 shares of Common Stock, 2,909 Series C Warrants, 5,943 Series D Warrants, 35,005 Series E Warrants and Convertible Notes in the principal amount of $325,000 which are convertible, at the option of the holder, into 56,522 shares of Common Stock of the Issuer; and (iv) BMST, is the direct owner of 8,009 shares of Common Stock, 7,586 Series C Warrants, 15,499 Series D Warrants, 90,947 Series E Warrants and Convertible Notes in the principal amount of $847,000 which are convertible, at the option of the holder, into 147,304 shares of Common Stock of the Issuer.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Note into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer). Please see Item 3 for a detailed description of the terms of the Convertible Notes.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS Blue Mountain Credit Alternatives Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	*see below(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	*see below(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*see below(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA”) is the direct owner of 83,705 shares of Common Stock, 79,284 Series C Warrants, 161,996 Series D Warrants, 947,580 Series E Warrants and 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) in the principal amount of $8,854,000 which are convertible, at the option of the holder, into 1,539,826 shares of Common Stock of the Issuer.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Note into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer). Please see Item 3 for a detailed description of the terms of the Convertible Notes.

USIP No. 78636X204
1	NAMES OF REPORTING PERSONS Blue Mountain CA Master Fund GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	*see below(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	*see below(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*see below(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

Blue Mountain Credit Alternatives Master Fund L.P. ("BMCA") is the direct owner of 83,705 shares of Common Stock, 79,284 Series C Warrants, 161,996 Series D Warrants, 947,580 Series E Warrants and 6.00% Senior Secured Convertible Notes due 2023 in the principal amount of $8,854,000 (the “Convertible Notes”) which are convertible, at the option of the holder, into 1,539,826 shares of Common Stock of the Issuer.

Blue Mountain CA Master Fund GP, Ltd. is the general partner of BMCA and has an indirect profits interest in the securities beneficially owned by BMCA.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Note into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer). Please see Item 3 for a detailed description of the terms of the Convertible Notes.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	61,621(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	61,621(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,621(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

 (1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

BlueMountain Guadalupe Peak Fund L.P. (“BMGP”) is the direct owner of 4,032 shares of Common Stock, 3,820 Series C Warrants, 7,805 Series D Warrants and 45,964 Series E Warrants. BlueMountain Long/Short Credit GP, LLC is the general partner of BMGP and has an indirect profits interest in the securities beneficially owned by BMGP.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	61,621(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	61,621(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,621(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

BlueMountain Guadalupe Peak Fund L.P. (“BMGP”) is the direct owner of 4,032 shares of Common Stock, 3,820 Series C Warrants, 7,805 Series D Warrants and 45,964 Series E Warrants.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	103,450(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	103,450(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,450(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

BlueMountain Kicking Horse Fund L.P. (“BMKH”) is the direct owner of 3,071 shares of Common Stock, 2,909 Series C Warrants, 5,943 Series D Warrants, 35,005 Series E Warrants and 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) in the principal amount of $325,000 which are convertible, at the option of the holder, into 56,522 shares of Common Stock of the Issuer. BlueMountain Kicking Horse Fund GP, LLC is the general partner of BMKH and has an indirect profits interest in the securities beneficially owned by it.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Note into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer). Please see Item 3 for a detailed description of the terms of the Convertible Notes.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	103,450(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	103,450(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,450(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

 (1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

BlueMountain Kicking Horse Fund L.P. is the direct owner of 3,071 shares of Common Stock, 2,909 Series C Warrants, 5,943 Series D Warrants, 35,005 Series E Warrants and 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) in the principal amount of $325,000 which are convertible, at the option of the holder, into 56,522 shares of Common Stock of the Issuer.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Note into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer). Please see Item 3 for a detailed description of the terms of the Convertible Notes.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	72,065(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	72,065(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,065(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

BlueMountain Timberline Ltd. is the direct owner of 2,970 shares of Common Stock, 4,591 Series C Warrants, 9,380 Series D Warrants and 55,124 Series E Warrants.

At all times a holder of Series C Warrants, Series D Warrants and/or Series E Warrants who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	269,345(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	269,345(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
269,345(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

BlueMountain Summit Trading L.P. (“BMST”) is the direct owner of 8,009 shares of Common Stock, 7,586 Series C Warrants, 15,499 Series D Warrants, 90,947 Series E Warrants and 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) in the principal amount of $847,000 which are convertible, at the option of the holder, into 147,304 shares of Common Stock of the Issuer.

BlueMountain Summit Opportunities GP II, LLC is the general partner of BMST and has an indirect profits interest in the securities beneficially owned by BMST.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Note into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer). Please see Item 3 for a detailed description of the terms of the Convertible Notes.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Summit Trading L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	269,345(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	269,345(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
269,345(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

BlueMountain Summit Trading L.P. (“BMST”) is the direct owner of 8,009 shares of Common Stock, 7,586 Series C Warrants, 15,499 Series D Warrants, 90,947 Series E Warrants and 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) in the principal amount of $847,000 (the “Convertible Notes”) which are convertible, at the option of the holder, into 147,304 shares of Common Stock of the Issuer.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Note into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer). Please see Item 3 for a detailed description of the terms of the Convertible Notes.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	*see below(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	*see below(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*see below(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

BlueMountain Montenvers Master Fund SCA SICAV-SIF (“BMM”) is the direct owner of 18,668 shares of Common Stock, 17,682 Series C Warrants, 36,127 Series D Warrants, 211,337 Series E Warrants and 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) in the principal amount of $1,974,000 which are convertible, at the option of the holder, into 343,304 shares of Common Stock of the Issuer. BlueMountain Montenvers GP S.à r.l. (“BMM GP”) is the general partner of BMM and has an indirect profits interest in the securities beneficially owned by BMM.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Note into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer). Please see Item 3 for a detailed description of the terms of the Convertible Notes.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	*see below(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	*see below(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*see below(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

(1) The percentage set forth in Row 13 of this Cover Page is based on 2,795,723 shares of Common Stock (as defined in Item 1) outstanding as of the date hereof, based on information from SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018.

BlueMountain Montenvers Master Fund SCA SICAV-SIF (“BMM”) is the direct owner of 18,668 shares of Common Stock, 17,682 Series C Warrants, 36,127 Series D Warrants, 211,337 Series E Warrants and 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”) in the principal amount of $1,974,000 which are convertible, at the option of the holder, into 343,304 shares of Common Stock of the Issuer.

At all times a holder of Series C Warrants, Series D Warrants, Series E Warrants and/or Convertible Notes who is not a beneficial owner of 10% or more of the outstanding Common Stock, may only convert such Convertible Note into Common Stock and/or exercise only up to that number of warrants so that, upon conversion/exercise (as applicable), the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer). Please see Item 3 for a detailed description of the terms of the Convertible Notes.

Explanatory Note:

This Amendment No. 6 amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on August 8, 2016 (as amended by Amendment No. 1 thereto filed on December 21, 2017, as amended by Amendment No. 2 filed on December 26, 2017, as amended by Amendment No. 3 filed on February 2, 2018, as amended by Amendment No. 4 filed on March 14, 2018, as further amended by Amendment No. 5 filed on September 14, 2018 (the “Schedule 13D”), relating to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds and Other Consideration.

 The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the information below.

On September 26, 2018, the Funds purchased an aggregate amount of $12,000,000 in principal amount of 6.00% Senior Secured Convertible Notes due 2023 (the “Convertible Notes”). The Convertible Notes purchased by the Funds are convertible into an aggregate of 2,089,956 shares of Common Stock (or, at the election of the holder of the Convertible Notes upon conversion, certain warrants to purchase Common Stock at an exercise price of $0.0001 per share (the “Prefunded Warrants”)) at an initial conversion price of $5.75 per share, subject to customary anti-dilution adjustments. At all times (other than in connection with a change of control of the Issuer) a holder of Convertible Notes or Pre-Funded Warrants, which is not a beneficial owner of 10% or more of the outstanding Common Stock, may convert only or exercise only that portion of the Convertible Note or Pre-Funded Warrant so that, upon such conversion or exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder is not more than 9.99% of Common Stock then outstanding. The foregoing summary of the Convertible Notes does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Indenture and Convertible Note Purchase Agreement, a copy of which is incorporated by reference as Exhibit 21 in Item 7 of this Schedule 13D and is incorporated herein by reference.

Effective October 5, 2018, BMCM waived their right to designate a director nominee. A copy of the waiver letter is incorporated by reference as Exhibit 23 in Item 7 of this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the information below.

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 2,795,723 shares of Common Stock outstanding as of the date hereof, based on information from the Issuer. The number of shares outstanding takes into account the 20-to-1 reverse stock split effected September 13, 2018. The information set forth in Rows 7-13 and the footnotes of each Cover Page, as well as the information set forth in Item 3 of this Schedule 13D, are hereby incorporated herein by reference.

During the past sixty (60) days on or prior to September 26, 2018 (the “Event Date”), and from the Event Date to the Filing Date, other than as set forth herein, there have been no additional transactions in Issuer’s securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the information below.

On September 26, 2018, SAExploration, Inc. (“SAE”), a domestic subsidiary of the Issuer, entered into the Third Amended and Restated Credit and Security Agreement (the “Amended and Restated ABL Credit Agreement”), by and among SAE, the Issuer, SAExploration Sub, Inc. (“SAE Sub”), SAExploration Seismic Services (US), LLC (“SAE Seismic”), and NES, LLC (“NES” and together with SAE, the Issuer, SAE Sub and SAE Seismic, the “Initial ABL Guarantors”) and SAExploration Acquisitions (U.S.), LLC (“Acquisitions Sub” and together with the Initial ABL Guarantors, the “ABL Guarantors”), the lenders from time to time party thereto including certain of the Funds (collectively, the “ABL Lenders”) and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the ABL Lenders (the “ABL Agent”). The Amended and Restated ABL Credit Agreement amends and restates that certain Second Amended and Restated Credit and Security Agreement, dated as of July 25, 2018. SAE entered into the Amended and Restated ABL Credit Agreement (i) to permit the Convertible Notes Offering, (ii) to add Acquisitions Sub as an ABL Guarantor, (iii) to revise certain borrowing mechanics and (iv) to make certain other revisions as more fully set forth therein.

The Amended and Restated ABL Credit Agreement provides for up to $30 million in borrowings, secured primarily by substantially all of SAE’s assets located in the United States, subject to certain exclusions and exceptions as set forth in the Amended and Restated ABL Credit Agreement. Concurrently with the entry into the Amended and Restated ABL Credit Agreement and using the net proceeds from the Convertible Notes Offering, SAE paid down its existing obligations under the Amended and Restated ABL Credit Agreement and immediately thereafter made a $15 million draw under the Amended and Restated ABL Credit Agreement. The Amended and Restated ABL Credit Agreement provides for $15 million in further borrowings, $8 million of which are subject to the approval of ABL Lenders constituting at least two-thirds of the aggregate principal amount of the Advances and Commitments outstanding at such time (each as defined in the Amended and Restated ABL Credit Agreement). The Funds were allocated $6 million of the $30 million in total borrowings under the Amended and Restated ABL Credit Agreement.

Borrowings made under the Amended and Restated ABL Credit Agreement bear interest at a rate of (i) 11.75% per annum through and including August 1, 2020 and (ii) 12.75% per annum thereafter, and the Amended and Restated ABL Credit Agreement will mature on August 1, 2021, unless terminated earlier.

The foregoing summary of the Amended and Restated ABL Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the New Credit Agreement, a copy of which is incorporated by reference as Exhibit 22 in Item 7 of this Schedule 13D and is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.

20. Joint Filing Agreement, dated as of December 22, 2017 (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on December 26, 2017).

21. Convertible Note Agreement and Indenture (incorporated by reference to Exhibits 4.1 and 10.1 to the Current Report on Form 8-K filed by the Issuer on October 2, 2018).

22 Third Amended and Restated Credit and Security Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on October 2, 2018).

23. Waiver letter dated October 5, 2018

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: October 5, 2018

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P. BY: BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By: /s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By: /s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT TRADING L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).